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                                                                    EXHIBIT 99.1

NETSOL SHAREHOLDERS MEETING DELAYED AS RECEIVER TAKES CONTROL
By David Evans

Calabasas, California, June 18 (Bloomberg) -- NetSol International Inc.'s shareholders meeting, scheduled for tomorrow, was postponed indefinitely following the appointment of a receiver to take control of the money-losing software development company.

Nevada District Court Judge James Mahan placed NetSol in receivership on Friday, appointing Las Vegas accountant George Swarts to manage its affairs. The company is incorporated in Nevada.

Swarts said he is going today to NetSol's headquarters in Calabasas, California, to begin sorting out the company's affairs.

A new management team appointed by dissident shareholders took physical control of the company's headquarters last week, after saying they won 55 percent of the vote in a proxy fight. The insurgents, led by money manager Jonathan Iseson, hired armed security guards to prevent executives they fired from returning.

Najeeb Ghauri was replaced as chief executive by dissident Cary Burch, a member of the previous board of directors. Also fired were Salim Ghauri as president and Naeem Ghauri as chief operating officer, both brothers of the dismissed CEO.

Last week, the Ghauris persuaded Judge Mahan to issue a temporary restraining order preventing the insurgents from taking any action on behalf of the company. Ghauri and his supporters say their group won the shareholder vote.

John Kirkland, attorney for the insurgents, charged last week that the Ghauri brothers illegally removed company records and computers from headquarters.

Laptop computers and documents that were removed from NetSol's office by the Ghauris will be turned over to the receiver, said Syed Husain, a spokesman for the brothers.

Kirkland and Husain said in separate interviews that tomorrow's meeting of shareholders has been postponed. Judge Mahan has scheduled another hearing for June 26.